Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Extension of date for completion of the Conditions Precedents mentioned in the Scheme of Arrangement between the Company and Tata Advanced Systems Limited for transfer of Defense Undertaking

Mumbai, May 21, 2019: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and further to our filing dated May 3, 2018 ("stock exchange filing"), it was informed that the Board of Directors at its meeting held on May 3, 2018 had approved (subject to the requisite regulatory and other approvals), transfer of Company's defense business to Tata Advanced Systems Limited ("TASL"), a wholly-owned subsidiary of Tata Sons Private Limited ("Company's Promoter") by way of a Scheme of Arrangement to be entered into between the Company, TASL and their respective members and/or creditors, pursuant to the provisions of Sections 230 to 232 of the Companies Act, 2013 and the rules made thereunder ("Scheme"), details of which were attached to the stock exchange filing.

Clause 21 (b) of the Scheme provides that the effectiveness of the Scheme is conditional upon and subject to the fulfillment of the conditions mentioned in Clause 21 (a) of the Scheme ("Conditions Precedent") within one year from the "Commencement Date" i.e. up to July 26, 2019 or such other date as the Board of Directors of the Company and TASL may agree in writing.

Taking into consideration the stage at which the Scheme is currently placed and the practical amount of time required for completion of all the Conditions Precedent, the Board of Directors of TASL at its meeting held on May 9, 2019 and the Board of Directors of the Company at its meeting held on May 20, 2019 have approved extension of the date of completion of the Conditions Precedent by further one year i.e. upto July 26, 2020.

This for the information of members and exchange.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.